Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) of financial position and results of operations of Franco-Nevada Corporation (“Franco-Nevada”, the “Company”, “we” or “our”) has been prepared based upon information available to Franco-Nevada as at November 11, 2015 and should be read in conjunction with Franco-Nevada’s unaudited condensed interim consolidated financial statements and related notes as at and for the three and nine months ended September 30, 2015 and 2014.  The unaudited condensed interim consolidated statements and MD&A are presented in U.S. dollars and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements in accordance with IAS 34, Interim Financial Reporting.

Readers are cautioned that the MD&A contains forward looking statements and that actual events may vary from management’s expectations. Readers are encouraged to read the “Cautionary Statement on Forward Looking Information” at the end of this MD&A and to consult Franco-Nevada’s audited consolidated financial statements for the year ended December 31, 2014 and the corresponding notes to the financial statements which are available on our website at www.franco-nevada.com, on SEDAR at www.sedar.com and in our most recent Form 40-F filed with the Securities and Exchange Commission on EDGAR at www.sec.gov.

Additional information related to Franco-Nevada, including our Annual Information Form, is available on SEDAR at www.sedar.com, and our Form 40-F is available on EDGAR at www.sec.gov. These documents contain detailed descriptions and maps of certain of Franco-Nevada’s producing and advanced royalty and stream assets.  For additional information, our website can be found at www.franco-nevada.com.

Table of Contents

Overview	3

Highlights	4

Guidance	5

Selected Financial Information	7

Overview of Financial Performance — Q3 2015 to Q3 2014	8

Overview of Financial Performance — Nine Months 2015 to Nine Months 2014	23

Financial Condition Review	33

Balance Sheet Review	33

Financial Position, Liquidity and Capital Resources	33

Capital Resources	37

Critical Accounting Estimates	37

Outstanding Share Data	37

Risk Factors	38

Internal Control Over Financial Reporting and Disclosure Controls and Procedures	39

Non-IFRS Financial Measures	40

Cautionary Statement on Forward Looking Information	43

Overview

Franco-Nevada is the leading gold royalty and stream company by both gold revenues and number of gold assets. The Company is gold-focused but also has the largest and most diversified portfolio of royalties and streams by commodity, geography, revenue type and stage of project.  The portfolio is actively managed with the aim to maintain over 80% of revenue from precious metals (gold, silver & PGM).

The Company does not operate mines, develop projects or conduct exploration.  Franco-Nevada’s business model is focused on managing and growing its portfolio of royalties and streams. The advantages of this business model are:

•                  Exposure to commodity price optionality;

•                  Limited exposure to many of the risks associated with operating companies;

•                  A free cash-flow business with limited cash calls;

•                  A high-margin business that can generate cash through the entire commodity cycle;

•                  A scalable and diversified business in which a large number of assets can be managed with a small stable overhead;

•                  A forward-looking business in which management focuses on growth opportunities rather than operational or development issues; and

•                  A perpetual discovery option over large areas of geologically prospective lands with no cost other than the initial investment.

Franco-Nevada’s financial results in the short-term are primarily tied to the price of commodities and the amount of production from its portfolio of producing assets.  From time to time, financial results are also supplemented by acquisitions of new producing assets.  Over the longer-term, results are impacted by the availability of exploration and development capital applied by other companies to expand or extend Franco-Nevada’s producing assets or to advance Franco-Nevada’s advanced and exploration assets into production.

Franco-Nevada has a long-term focus in making its investments and recognizes it is in a cyclical industry.  Franco-Nevada has historically operated by maintaining a strong balance sheet so that it can make investments during commodity cycle downturns.

Franco-Nevada’s shares are listed on the Toronto and New York stock exchanges under the symbol FNV.  An investment in Franco-Nevada’s shares is expected to provide investors with yield and exposure to gold price and exploration optionality while limiting exposure to many of the risks of operating companies. Since its IPO almost eight years ago, Franco-Nevada has increased its dividend annually and its share price has outperformed the gold price and all relevant gold equity benchmarks.

Highlights

Financial — 3 months

•                  85,637 Gold Equivalent Ounces (“GEOs”)1  earned (2014 — 70,0711), an increase of 22.2% over Q3 2014;

•                  Revenue of $103.7 million (2014 - $107.6 million);

•                  Adjusted EBITDA2 of $78.0 million, or $0.50 per share (2014 - $88.7 million or $0.59 per share);

•                  Margin2 of 75.2% (2014 — 82.4%);

•                  Net income of $15.2 million, or $0.10 per share (2014 — $33.2 million or $0.22 per share); and

•                  Adjusted Net Income2 of $19.4 million, or $0.12 per share (2014 - $34.5 million or $0.23 per share).

Financial — 9 months

•                  253,758 GEOs1 earned (2014 — 200,6411), an increase of 26.5% over 2014;

•                  Revenue of $322.3 million (2014 - $319.4 million);

•                  Adjusted EBITDA2 of $243.4 million, or $1.55 per share (2014 - $260.7 million or $1.75 per share);

•                  Margin2 of 75.5% (2014 — 81.6%);

•                  Net income of $56.0 million, or $0.36 per share (2014 — $105.5 million or $0.71 per share); and

•                  Adjusted Net Income2 of $65.2 million, or $0.42 per share (2014 - $104.8 million or $0.71 per share).

Corporate

Antamina

On October 9, 2015, the Company acquired a silver stream from Teck Resources Limited (“Teck”) on production from the Antamina mine located in Peru. In exchange for a $610.0 million advance payment, the Company will purchase all recovered silver from Teck’s attributable 22.5% interest in the Antamina mine, subject to a fixed silver payability of 90%. The Company will pay 5% of the spot silver price for each ounce delivered under the stream agreement. The stream will reduce by one-third after 86 million ounces of silver have been delivered under the stream agreement, which is estimated to occur in 30 years assuming current throughput.

Cobre Panama

On October 7, 2015, the Company announced it had finalized terms of a replacement precious metals stream agreement for First Quantum Minerals Ltd.’s (“First Quantum”) Cobre Panama project located in Panama. The changes from the original agreement relate to streamlining reporting arrangements and providing First Quantum with greater flexibility to finance the project while maintaining the Company’s security package. The principal commercial terms of the replacement agreement remain the same as the original agreement including that the Company will provide a $1.0 billion deposit against future deliveries of gold and silver from Cobre

1  GEOs include our gold, silver, platinum, palladium and other mineral assets. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Platinum, palladium and other minerals were converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the average gold price for the period. For average commodity prices used in calculation of GEOs, please refer to average commodity price tables on pages 16 and 27 of this MD&A.

2  Adjusted Net Income, Adjusted EBITDA and Margin are non-IFRS financial measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see pages 40-43 of this MD&A.

Panama. The deposit will be funded on a pro-rata basis of 1:3 with First Quantum’s 80% share of the capital costs in excess of $1.0 billion. Initial funding of $337.9 million was made by the Company on November 3, 2015 using existing cash on hand and the use of the Company’s credit facility.

Credit Facility

The Company has drawn $480.0 million in aggregate under its credit facility to fund a portion of the Antamina acquisition and Cobre Panama funding. The Company has entered into an agreement to increase its credit facility to $1.0 billion while maintaining a $250.0 million accordion and extending the maturity to November 2020.

Ring of Fire

On April 28, 2015, the Company acquired royalty rights in the Ring of Fire mining district of Ontario by providing $28.5 million in loan and royalty financing to Noront Resources Ltd.

Dublin Gulch (Eagle)

On January 14, 2015, the Company acquired an existing 1.5% NSR and 2.0% gross royalty on certain claims that comprise the Eagle deposit located in the Yukon, Canada for cash consideration of $7.0 million.

The royalties acquired were accounted for as asset acquisitions.

Candelaria

On July 29, 2015, Franco-Nevada made an additional and final $7.5 million payment to Lundin due to an increase in reserves following resolution of certain post-closing items pursuant to the Candelaria stream agreement. The amount has been recorded as part of the stream interest.

Guidance

The following contains forward looking statements about our guidance for the remainder of 2015. Reference should be made to the “Cautionary Statement on Forward Looking Information” section at the end of this MD&A. For a description of material factors that could cause our actual results to differ materially from the forward looking statements in the following, please see the Cautionary Statement, the “Risk Factors” section of this MD&A and the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and our most recent Form 40-F filed with the Securities and Exchange Commission on www.sec.gov.

For the nine months of 2015, Franco-Nevada realized 253,758 GEOs and $23.6 million in revenue from its oil & gas assets. For fiscal 2015, Franco-Nevada expects to receive GEOs in the lower half of the previously announced 335,000 to 355,000 GEOs guidance range from its existing mineral assets, excluding Antamina. Antamina is expected to contribute between 900,000 and 1,100,000 silver ounces (12,300 to 15,000 GEOs) in the fourth quarter. Of the 335,000 to 355,000 GEOs, Franco-Nevada expects to receive 210,000 to 220,000 GEOs under its various stream agreements. The Company expects revenue from its oil & gas division to be at the higher end of its $20.0 to $30.0 million guidance.

GEOs include our gold, platinum, palladium, silver and other mineral assets. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by Franco-Nevada. For net profit interest (“NPI”) royalties, GEOs are calculated taking into account the NPI economics. Platinum, palladium, silver and other minerals were converted to GEOs by dividing the associated revenue, which includes settlement adjustments, by the average gold price for the period. For the remainder of 2015, platinum, palladium and silver metals have been converted to GEOs using commodity prices of $1,150/oz Au, $950/oz Pt, $700/oz Pd and $16.00/oz Ag.  For 2015, the WTI oil price is assumed to average $50 per barrel with a $7.00 per barrel price differential for Canadian oil.  2015 guidance assumes the continued steady state of operations from our assets and is also based on the assumptions set out below.

More specifically, we expect the following with respect to our key asset categories for 2015:

•                                          Gold — U.S.:  Overall GEOs from U.S. gold assets are expected to be in-line with 2014. Fire Creek/Midas is expected to deliver 7,500 ounces in 2015 pursuant to the agreement. Gold Quarry is expected to deliver 11,250 royalty ounces in 2015 as payments will be based on the minimum royalty provision.

•                                          Gold — Canada:  GEOs earned from Canadian assets in 2015 are expected to be lower than 2014 levels. Detour Lake royalty ounces are expected to be higher as Detour continues to ramp-up production. This increase is expected to be offset by declines in production from other Canadian assets.

•                                          Gold — Latin America:  GEOs from Latin America will grow significantly with Franco-Nevada benefitting from a full year of production from Candelaria in 2015 compared to a partial year in 2014. Candelaria is expected to deliver 85,000 GEOs in 2015, a substantial increase over 2014 when Candelaria contributed 20,099 GEOs. Antamina is expected to contribute 12,300 to 15,000 GEOs in the fourth quarter of 2015.

•                                          Gold — Rest of World:  Rest of World gold assets are expected to generate lower GEOs in 2015. Sabodala is expected to deliver 22,500 ounces pursuant to the stream agreement. Subika is expected to be lower as a result of the delayed expansion at Ahafo.

•                                          PGM:  Sudbury stream ounces are expected to be lower in 2015 and lower PGM ounces are expected from Stillwater.

•                                          Other minerals:  GEOs from other minerals are expected to be lower in 2015 as Osborne has lowered its production forecast and Peculiar Knob is scheduled to be put on care and maintenance.

•                                          Oil & Gas: For 2015, oil & gas revenues are projected to be $20.0 million to $30.0 million reflecting significantly lower oil price assumptions compared to last year.

Selected Financial Information

(Expressed in millions, except Average Gold Price, GEOs, Margin and per share amounts)	For the three months ended September 30, 2015	For the three months ended September 30, 2014	For the nine months ended September 30, 2015	For the nine months ended September 30, 2014
Statement of Income and Comprehensive Income (Loss)
Revenue	$103.7	$107.6	$322.3	$319.4
Depletion and depreciation	49.7	38.5	150.5	114.2
Impairments[1]	1.9	0.2	2.0	0.2
Operating income	26.6	46.6	87.9	142.9
Net income	15.2	33.2	56.0	105.5
Basic earnings per share	$0.10	$0.22	$0.36	$0.71
Diluted earnings per share	$0.10	$0.22	$0.36	$0.71
Weighted Average Shares Outstanding	156.9	151.1	156.8	148.6

Non-IFRS Measures
Average Gold Price	$1,124	$1,282	$1,179	$1,288
GEOs [2]	85,637	70,071	253,758	200,641
Adjusted EBITDA[3]	$78.0	$88.7	$243.4	$260.7
Adjusted EBITDA[3] per share	$0.50	$0.59	$1.55	$1.75
Margin[3]	75.2%	82.4%	75.5%	81.6%
Adjusted Net Income[3]	$19.4	$34.5	$65.2	$104.8
Adjusted Net Income[3] per share	$0.12	$0.23	$0.42	$0.71

Statement of Cash flows
Net cash provided by operating activities, before changes in non-cash assets and liabilities	72.4	80.1	228.3	238.1
Net cash used in investing activities	(34.9)	(7.0)	(81.8)	(145.1)
Net cash (used in) provided by financing activities	(23.2)	458.1	(71.1)	414.7

	As at September 30, 2015	As at December 31, 2014
Statement of Financial Position
Cash and cash equivalents	$605.4	$592.5
Total assets	3,311.7	3,466.9
Deferred income tax liabilities	43.6	40.3
Total shareholders’ equity	3,246.9	3,405.5

Working capital	$698.1	$677.8
Debt	Nil	Nil

1                   Impairments include impairment charges on investments, royalties, streams and working interests.

2                   For average commodity prices used in calculation of GEOs, please refer to average commodity price tables on pages 16 and 27 of this MD&A.

3                   Adjusted EBITDA, Margin and Adjusted Net Income are non-IFRS financial measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see pages 40-43 of this MD&A.

Overview of Financial Performance — Q3 2015 to Q3 2014

Gold Equivalent Ounces

The Company continued to grow its GEOs compared to Q3 2014 with 85,637 GEOs earned in the third quarter of 2015, an increase of 22.2% over the third quarter of 2014. Franco-Nevada continues to grow its portfolio through acquisitions and organic growth.

1  Q4 2014 GEOs included six months of deliveries from Candelaria.

The following table outlines GEOs attributable to Franco-Nevada for the three months ended September 30, 2015 and 2014 by commodity, geographical location and type of interest (excluding oil & gas):

	Gold Equivalent Ounces[1]
For the three months ended September 30,	2015	2014	Variance	%
Commodity
Gold	76,430	56,743	19,687	35%
PGM	6,506	10,761	(4,255)	(40)%
Other Minerals	2,701	2,567	134	5%
	85,637	70,071	15,566	22%
Geography
United States	17,715	18,346	(631)	(3)%
Canada	14,211	16,088	(1,877)	(12)%
Latin America	34,001	13,344	20,657	155%
Rest of World	19,710	22,293	(2,583)	(12)%
	85,637	70,071	15,566	22%
Type
Revenue-based	26,593	28,195	(1,602)	(6)%
Streams	50,008	33,276	16,732	50%
Profit-based	5,508	3,253	2,255	69%
Other	3,528	5,347	(1,819)	(34)%
	85,637	70,071	15,566	22%

1  For average commodity prices used in calculation of GEOs, please refer to average commodity price tables on page 16 of this MD&A.

GEOs were earned from the following asset classes (excluding oil & gas):

	Gold Equivalent Ounces[1]
For the three months ended September 30,	2015	2014	Variance	%

Gold — United States	14,618	13,442	1,176	9%
Gold — Canada	9,701	10,083	(382)	(4)%
Gold — Latin America	33,999	13,345	20,654	155%
Gold — Rest of World	18,112	19,873	(1,761)	(9)%
Gold — Total	76,430	56,743	19,687	35%
PGM	6,506	10,761	(4,255)	(40)%
Other Minerals	2,701	2,567	134	5%
	85,637	70,071	15,566	22%

1  For average commodity prices used in calculation of GEOs, please refer to average commodity price tables on page 16 of this MD&A.

Our portfolio is well-diversified with GEOs being earned from approximately 46 different mineral interests in various jurisdictions.

GEO Reconciliation — Q3 2014 to Q3 2015

Gold GEOs

GEOs earned from gold assets increased by 34.7% to 76,430 GEOs in the third quarter of 2015 from 56,743 GEOs in the third quarter of 2014. The growth in GEOs was mainly attributable to the addition of the Candelaria stream and higher production from gold NPIs. For the quarter, 5,508 GEOs were earned from our gold NPIs compared with 3,282 GEOs earned from gold NPIs in the same period in 2014.

U.S. assets produced 14,618 GEOs, representing an increase of 8.7%, or 1,176 GEOs. The increase is due to:

•                  higher production and NPI ounces from Goldstrike (3,492 GEOs), Bald Mountain (500 GEOs), Gold Quarry (301 GEOs), Mesquite (244 GEOs) and other gold assets (51 GEOs);

•                  partially offset by fewer fixed ounces delivered under our Fire Creek/Midas agreement (1,983 GEOs) pursuant to the agreement and lower production at Marigold (1,429 GEOs).

Canadian assets produced 9,701 GEOs in the quarter, a decrease of 382 GEOs, or 3.8%. The largest decreases came from:

•                  Hemlo (1,086 GEOs), Sudbury (272 GEOs) and Timmins West (35 GEOs), all due to lower production;

•                  partially offset by higher production at Detour Lake (287 GEOs), Golden Highway (254 GEOs), Musselwhite (187 GEOs), Kirkland Lake (117 GEOs) and other Canadian gold assets (166 GEOs).

Latin American assets, which include the recent Candelaria acquisition, generated 33,999 GEOs with the major contributions as follows:

•                  Candelaria’s production was 19,081 GEOs, or 56.1%, of total GEOs from Latin America; and

•                  production from Palmarejo (13,917 GEOs) and Cerro San Pedro (724 GEOs) increased due to higher production levels.

Rest of World assets generated 18,112 GEOs, a decrease of 8.9%, over 2014 levels, attributable to:

•                  lower production at Subika (1,251 GEOs), MWS (874 GEOs) and other rest of world assets (397 GEOs);

•                  partially offset by higher production at Edikan (337 GEOs), Duketon (250 GEOs), Cooke 4 (136 GEOs) and Tasiast (38 GEOs).

PGM GEOs

PGM GEOs produced were 6,506 for the quarter compared to 10,761 GEOs in 2014, a decrease of 39.5%. The decrease in GEOs is attributable to:

•                  lower production from the Sudbury assets (2,432 GEOs) and Stillwater (1,823 GEOs); and

•                  the impact of a lower palladium to gold ratio.

Overall palladium production was 17.1% lower in the quarter with overall platinum production 20.8% lower over the third quarter of 2014.

Other Mineral GEOs

GEOs generated from other minerals increased to 2,701 GEOs from 2,567 GEOs in the comparable period.

Revenue

Franco-Nevada’s revenue is generated from various forms of agreements, ranging from NSR royalties, streams, NPI royalties, net royalty interests (“NRI”), working interests and other. For definitions of the various types of agreements, please refer to our Annual Information Form filed on SEDAR at www.sedar.com or our Form 40-F filed on EDGAR at www.sec.gov.

The market prices of gold, PGM, oil and natural gas are the primary drivers of our profitability and our ability to generate operating cash flow for shareholders.

Quarterly Revenue Breakdown

(millions of dollars)

Revenue by Commodity

Revenue by Region

The following table outlines Franco-Nevada’s revenue for the three months ended September 30, 2015 and 2014, by commodity, geographical location and type of interest and highlights the diversification of the portfolio:

For the three months ended September 30,	Revenue
(expressed in millions)	2015	2014	Variance	%

Commodity
Gold	$85.9	$71.2	$14.7	21%
PGM	7.0	12.7	(5.7)	(45)%
Other Minerals	3.0	3.2	(0.2)	(6)%
Oil & Gas	7.8	20.5	(12.7)	(62)%
	$103.7	$107.6	$(3.9)	(4)%

Geography
United States	$19.9	$22.3	$(2.4)	(11)%
Canada	23.4	39.9	(16.5)	(41)%
Latin America	38.3	17.1	21.2	124%
Rest of World	22.1	28.3	(6.2)	(22)%
	$103.7	$107.6	$(3.9)	(4)%

Type
Revenue-based	$31.8	$39.1	$(7.3)	(19)%
Streams	56.2	41.3	14.9	36%
Profit-based	9.7	15.7	(6.0)	(38)%
Working interests and other	6.0	11.5	(5.5)	(48)%
	$103.7	$107.6	$(3.9)	(4)%

Revenue for the three and nine months ended September 30, 2015 was $103.7 million (2014 - $107.6 million) and $322.3 million (2014 - $319.4 million), respectively, and was comprised of the following:

(expressed in millions)

		For the three months ended September 30,		For the nine months ended September 30,
Property	Interest	2015	2014	2015	2014
Gold - United States
Goldstrike	NSR 2-4%, NPI 2.4-6%	$7.9	$4.5	$13.9	$18.6
Gold Quarry	NSR 7.29%	3.0	3.0	10.7	10.8
Marigold	NSR 1.75-5%, GR 0.5-4%	0.5	1.3	3.7	3.7
Fire Creek/Midas	Fixed to 2018 / NSR 2.5%	2.1	4.9	6.6	4.9
Bald Mountain	NSR/GR 0.875-5%	2.0	1.7	6.4	3.7
Mesquite	NSR 0.5-2%	0.7	0.4	1.3	1.2
Other		0.2	0.1	0.4	0.7
Gold - Canada
Detour Lake	NSR 2%	2.9	3.0	8.4	8.3
Golden Highway	NSR 2-15%	2.3	2.3	7.9	8.1
Sudbury	Stream 50%	1.1	1.6	3.8	5.5
Musselwhite	NPI 5%	0.7	0.7	2.3	1.6
Hemlo	NSR 3%, NPI 50%	1.2	2.7	1.7	4.9
Kirkland Lake	NSR 2.5-5.5%, NPI 20%	1.2	1.2	3.5	3.5
Timmins West	NSR 2.25%	0.9	1.0	2.9	3.2
Other		0.5	0.3	1.2	1.0
Gold - Latin America
Candelaria	Stream 68%	21.6	—	77.3	—
Palmarejo	Stream 50%	15.7	16.4	45.8	51.6
Cerro San Pedro	GR 1.95%	0.8	0.3	2.2	1.5
Other		0.3	0.3	0.9	0.9
Gold - Rest of World
MWS	Stream 25%	6.0	7.9	19.7	22.6
Sabodala	Stream 6%, Fixed to 2019	6.4	7.1	22.2	21.7
Subika	NSR 2%	0.8	2.6	3.4	7.7
Tasiast	NSR 2%	1.3	1.5	3.9	5.6
Duketon	NSR 2%	1.9	1.9	5.1	5.2
Edikan	NSR 1.5%	1.3	1.0	2.8	2.7
Cooke 4	Stream 7%	1.7	1.7	3.5	3.5
Other		0.9	1.8	3.8	4.4
		$85.9	$71.2	$265.3	$207.1
PGM
Sudbury	Stream 50%	3.7	6.6	13.0	21.9
Stillwater	NSR 5%	3.3	6.1	12.4	17.3
		$7.0	$12.7	$25.4	$39.2

Other Minerals		$3.0	$3.2	$8.0	$10.2

Oil & Gas
Weyburn	NRI 11.71%, ORR 0.44%, WI 2.26%	5.9	16.6	17.6	49.7
Midale	ORR 1.14%, WI 1.59%	0.5	0.9	1.5	2.7
Edson	ORR 15%	0.4	1.1	1.3	3.9
Other		1.0	1.9	3.2	6.6
		$7.8	$20.5	$23.6	$62.9

Revenue		$103.7	$107.6	$322.3	$319.4

Average Precious Metal Commodity Prices

Quarterly Averages		Q3 2015	Q2 2015	Variance (Q3’15-Q2’15)	Q3 2014	Variance (Q3’15-Q3’14)
Gold[1]	($/oz)	$1,124	$1,193	(5.8)%	$1,282	(12.3)%
Silver[1]	($/oz)	14.91	16.41	(9.1)%	19.63	(24.0)%
Platinum[2]	($/oz)	988	1,127	(12.3)%	1,434	(31.1)%
Palladium[2]	($/oz)	615	760	(19.1)%	863	(28.7)%
Exchange Rates[3]
CAD		0.7639	0.8135	(6.1)%	0.9181	(16.8)%

1                   Based on London Bullion Market Association (“LBMA”) prices

2                   Based on London PM fix

3                   Based on Bank of Canada noon rates

Gold Revenue

The price of gold is the largest single factor in determining profitability and cash flow from operations for Franco-Nevada. During Q3 2015, average gold prices traded between $1,081/oz and $1,168/oz with an average price of $1,124/oz. This compares to an average gold price of $1,282/oz for the third quarter of 2014, a decrease of 12.3%. Gold prices continue to be pressured by a strong U.S. dollar and expectations of U.S. interest rate increases starting in 2015.

Overall gold revenue increased to $85.9 million from $71.2 million for the comparable period, an increase of 20.6%. The increase was attributable primarily to:

•                  production from the recent Candelaria acquisition ($21.6 million) and Goldstrike ($3.4 million);

•                  partially offset by the lower average gold price.

NPI interests contributed $6.2 million to revenue in the quarter compared to $4.2 million in the third quarter of 2014.

U.S. assets generated $16.4 million in revenue, an increase of 3.1%, mainly driven by:

•                  higher revenue from Goldstrike from both the NSR and NPI;

•                  partially offset by lower revenue from Marigold ($0.8 million) and Fire Creek/Midas ($2.8 million) with fewer fixed ounces delivered in 2015 compared to 2014 pursuant to the agreement.

Canadian assets generated $10.8 million in revenue in the quarter, a decrease of $2.0 million, or 15.6%, over 2014. The decrease was attributable to the Hemlo NPI ($1.5 million) and lower production at Sudbury ($0.5 million).

Latin American gold assets generated $38.4 million compared to $17.0 million for the same period in 2014. The increase was mainly due to:

•                  the acquisition of Candelaria ($21.6 million) and higher revenue from Cerro San Pedro ($0.5 million);

•                  partially offset by lower revenue from Palmarejo ($0.7 million).

Rest of World gold assets generated $20.3 million in revenue in the quarter compared to $25.5 million in 2014. The 20.4% decrease was due primarily to lower revenue earned from the Rest of World gold assets due to a combination of lower production and lower average gold prices.

PGM Revenue

The prices for platinum and palladium averaged $988/oz and $615/oz, respectively, representing decreases of 31.1% and 28.7%, respectively, over the third quarter of 2014. PGM revenue for the quarter was $7.0 million compared to $12.7 million for the third quarter of 2014, a decrease of 44.9%. Palladium is a significantly larger portion of Franco-Nevada’s revenue than platinum. Production was lower for both platinum and palladium during the quarter when compared to the same quarter of 2014.

Other Mineral Revenue

Other minerals generated $3.0 million and $3.2 million in revenue for the quarters ended September 30, 2015 and 2014, respectively.

Oil & Gas Revenue

Averages (C$/bbl)	Q3 2015		Q2 2015		Variance (Q3’15-Q2’15)	Q3 2014		Variance (Q3’15-Q3’14)
Edmonton Light	C$	55.04	C$	69.07	(20.3)%	C$	96.52	(43.0)%
Quality Differential		(4.58)	(6.74)		32.0%	(7.72)		40.7%
Realized oil price	C$	50.46	C$	62.33	(19.0)%	C$	88.80	(43.2)%

Oil & gas revenue was $7.8 million for the quarter (96% oil and 4% gas) compared with $20.5 million for the same period of 2014 (95% oil and 5% gas), a decrease of 62.0%. The decrease is due to lower average commodity prices with production volumes stable when compared with the third quarter of 2014.

Revenue from the Weyburn Unit for the quarter decreased to $5.9 million (2014 - $16.6 million) with $3.5 million earned from the NRI (2014 - $11.5 million), $1.9 million earned from the working interest (2014 - $4.2 million) and $0.5 million earned from the overriding royalties (2014 - $0.9 million). Revenue was impacted by lower average oil prices with production from the Weyburn Unit down 0.5% in the quarter when compared to the third quarter of 2014.  Actual realized price from the NRI was C$49.37/boe for the quarter, down 45.1% from the realized price of C$89.88/boe for the third quarter of 2014.

Costs and Expenses

Costs and expenses for the quarter were $77.1 million compared to $61.0 million in 2014. The following table provides a list of the costs and expenses incurred for the three months ended September 30, 2015 and 2014.

	Three months ended September 30,
(expressed in millions)	2015	2014	Variance
Costs of sales	$22.4	$18.4	$4.0
Depletion and depreciation	49.7	38.5	11.2
Corporate administration	4.0	3.3	0.7
Business development	1.0	0.6	0.4
	$77.1	$61.0	$16.1

Costs of sales, which are comprised of the cost of GEOs purchased under stream agreements, cost of prepaid gold ounces, oil & gas production taxes, operating costs on oil & gas working interests and net proceeds taxes on mineral interests, were $22.4 million for the third quarter of 2015 compared with $18.4 million for the third quarter of 2014. The increase of $4.0 million is attributable to the higher purchase cost of stream and prepaid ounces ($4.5 million) due to the Candelaria acquisition and higher net proceeds taxes ($0.2 million) due to higher revenue from Goldstrike, partially offset by lower oil & gas operating costs and production taxes ($0.7 million).  Upon the sale of the gold ounces delivered under the Fire Creek/Midas transaction, Franco-Nevada will record an amount of $882.71/oz as a non-cash cost of sale. Franco-Nevada received 50,008 GEOs under its stream agreements compared to 33,276 GEOs received in Q3 2014.

Costs of Sales Reconciliation — Q3 2014 to Q3 2015

(expressed in millions)

Depletion and depreciation totaled $49.7 million for the quarter compared to $38.5 million in 2014. The increase of $11.2 million is due in part to Candelaria ($12.0 million), a recent acquisition, Goldstrike ($2.3 million) and Bald Mountain ($1.3 million), due to higher production. These increases were partially offset by lower production and associated depletion on Subika, the Sudbury streams and oil & gas assets, as outlined below.

Depletion Reconciliation — Q3 2014 to Q3 2015

(expressed in millions)

Corporate administration expenses increased to $4.0 million in the quarter, representing 3.9% of revenue, from $3.3 million in 2014. The increase is due to the mark-to-market fluctuations related to the Company’s Deferred Share Units and higher stock based compensation expense.

Business development expenses were $1.0 million and $0.6 million for the three months ended September 30, 2015 and 2014, respectively. Timing of incurring these costs typically varies depending upon the level of activity of the business development team and the timing of completing transactions.

Foreign Exchange and Other Income/Expenses

Foreign exchange losses and other expenses for the quarter were $1.7 million compared to $1.2 million in 2014. The following table provides a list of foreign exchange losses and other income incurred for the three months ended September 30, 2015 and 2014.

	Three months ended September 30,
(expressed in millions)	2015	2014	Variance
Foreign exchange loss	$(1.3)	$(0.6)	$(0.7)
Mark-to-market gain (loss) on warrants	—	(0.8)	0.8
(Loss) gain on sale of gold	(0.4)	0.2	(0.6)
	$(1.7)	$(1.2)	$(0.5)

Foreign exchange gains and losses include foreign exchange movements related to investments in bonds and other debt securities, such as government and corporate bonds, treasury bills and intercompany loans, held in the parent company, which are denominated in either U.S. dollars or Mexican pesos. The parent company’s functional currency is the Canadian dollar. Under IFRS, all foreign exchange changes related to the debt securities are recorded in net income as opposed to other comprehensive income.

As at September 30, 2015, the fair value of certain available-for-sale investments had decreased which resulted in an impairment charge of $1.9 million being recorded for the quarter.

Finance Costs and Finance Income

Finance income was $1.3 million (2014 - $1.2 million) for the quarter which was earned on our cash equivalents and investments. Finance expenses were $0.6 million (2014 - $0.4 million) and consist of the costs of maintaining our credit facility in addition to the amortization of the initial set-up costs incurred with respect to the facility.  Finance expenses were comprised of standby fees of $0.5 million (2014 - $0.3 million) and amortization of issuance costs were $0.1 million (2014 - $0.1 million).

Income Taxes

Franco-Nevada had an income tax expense of $8.5 million (2014 — $13.0 million) for the quarter comprised of a current income tax expense of $7.4 million (2014 - $7.3 million) and a deferred income tax expense of $1.1 million (2014 — $5.7 million) related to our Canadian and Mexican entities.

Net Income

Net income for the quarter was $15.2 million, or $0.10 per share, compared with $33.2 million, or $0.22 per share, for the same period in 2014. Adjusted Net Income was $19.4 million, or $0.12 per share, compared with $34.5 million, or $0.23 per share, for Q3 2014.

The decrease in Adjusted Net Income was driven primarily by:

•                  higher depletion and costs of sales due to the Candelaria and Fire Creek/Midas additions and lower revenue;

•                  partially offset by lower income tax expense.

Adjusted Net Income Reconciliation — Q3 2014 to Q3 2015

(expressed in millions)

Quarterly Financial Information

Selected quarterly financial information from our financial statements is set out below:

(expressed in millions, except per share amounts, Average Gold Price, GEOs, and Margin)[1]	Q3 2015	Q2 2015	Q1 2015	Q4 2014	Q3 2014	Q2 2014	Q1 2014	Q4 2013
Revenue	$103.7	$109.4	$109.2	$123.0	$107.6	$107.7	$104.1	$100.0
Costs and expenses[2]	77.1	78.5	78.8	109.6	61.0	60.1	55.4	194.8
Operating income (loss)	26.6	30.9	30.4	13.4	46.6	47.6	48.7	(94.8)
Other income (expenses)	(2.9)	2.0	(2.2)	(2.0)	(0.4)	2.0	1.1	(2.9)
Income tax expense (recovery)	8.5	11.3	9.0	10.2	13.0	12.7	14.4	(17.1)
Net income (loss)	15.2	21.1	19.2	1.2	33.2	36.9	35.4	(80.6)
Basic earnings (loss) per share	$0.10	$0.14	$0.12	$0.00	$0.22	$0.25	$0.24	$(0.55)
Diluted earnings (loss) per share	$0.10	$0.14	$0.12	$(0.01)	$0.22	$0.25	$0.24	$(0.55)
Average Gold Price	$1,124	$1,193	$1,219	$1,200	$1,282	$1,289	$1,294	$1,272
GEOs[3]	85,637	83,040	85,081	92,774	70,071	64,734	92,774	69,741
Adjusted EBITDA[3]	$78.0	$82.2	$83.3	$96.2	$88.7	$87.2	$84.8	$77.3
Adjusted EBITDA[3] per share	$0.50	$0.53	$0.53	$0.62	$0.59	$0.58	$0.58	$0.53
Margin[3]	75.2%	75.1%	76.3%	78.2%	82.4%	81.0%	81.5%	77.3%
Adjusted Net Income[3]	$19.4	$22.9	$22.9	$31.6	$34.5	$36.0	$35.4	$30.5
Adjusted Net Income[3] per share	$0.12	$0.15	$0.15	$0.20	$0.23	$0.24	$0.24	$0.21

1  Due to rounding, amounts may not calculate.

2  Includes impairment charges on royalty, stream and working interests and investments.

3  GEOs, Adjusted EBITDA, Margin and Adjusted Net Income are non-IFRS measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please refer to pages 40-43 of this MD&A.

Overview of Financial Performance — Nine Months 2015 to Nine Months 2014

Gold Equivalent Ounces

The following table outlines GEOs attributable to Franco-Nevada for the nine months ended September 30, 2015 and 2014 by commodity, geographical location and type of interest (excluding oil & gas):

	Gold Equivalent Ounces[1]
For the nine months ended September 30,	2015	2014	Variance	%
Commodity
Gold	225,036	162,284	62,752	39%
PGM	21,812	30,341	(8,529)	(28)%
Other Minerals	6,910	8,016	(1,106)	(14)%
	253,758	200,641	53,117	27%
Geography
United States	47,665	49,302	(1,637)	(3)%
Canada	40,462	45,004	(4,542)	(10)%
Latin America	106,562	41,986	64,576	154%
Rest of World	59,069	64,349	(5,280)	(8)%
	253,758	200,641	53,117	27%
Type
Revenue-based	78,872	81,291	(2,419)	(3)%
Streams	156,848	98,394	58,454	59%
Profit-based	7,715	11,667	(3,952)	(34)%
Other	10,323	9,289	1,034	11%
	253,758	200,641	53,117	27%

1                   For average commodity prices used in calculation of GEOs, please refer to average commodity price tables on page 27 of this MD&A.

Oil & gas revenues are not included in the reported GEO numbers.

GEOs were earned from the following asset classes (excluding oil & gas):

	Gold Equivalent Ounces[1]
For the nine months ended September 30,	2015	2014	Variance	%
Gold — United States	36,711	35,338	1,373	4%
Gold — Canada	27,038	28,173	(1,135)	(4)%
Gold — Latin America	106,561	41,987	64,574	154%
Gold — Rest of World	54,726	56,786	(2,060)	(4)%
Gold — Total	225,036	162,284	62,752	39%
PGM	21,812	30,341	(8,529)	(28)%
Other Minerals	6,910	8,016	(1,106)	(14)%
	253,758	200,641	53,117	27%

1                   For average commodity prices used in calculation of GEOs, please refer to average commodity price tables on page 27 of this MD&A.

GEO Reconciliation — Nine Months 2014 to Nine Months 2015

Gold GEOs

GEOs earned from gold assets increased by 38.7% to 225,036 GEOs from 162,284 GEOs in 2014. The increase of 62,752 GEOs is mainly attributable to the recent Candelaria (64,978 GEOs) and Fire Creek/Midas (1,767 GEOs) acquisitions. Gold NPIs were lower in the nine months of 2015 with 7,714 GEOs being earned compared with 11,695 GEOs in 2014.

U.S. assets produced 36,711 GEOs, representing an increase of 3.9% over 2014. The increase was mainly attributable to:

•                  higher production from Bald Mountain (2,593 GEOs), Gold Quarry (571 GEOs) and Mesquite (109 GEOs). Fire Creek/Midas fixed ounce deliveries included the full nine months of 2015 compared with four months in 2014;

•                  partially offset by lower production from Goldstrike, both on the NPI and NSR (2,894 GEOs), Marigold (647 GEOs) and other U.S. gold assets (126 GEOs).

Canadian assets produced 27,038 GEOs, a decrease of 1,135 GEOs, or 4.0%, with:

•                  Hemlo (2,404 GEOs) and Sudbury (1,062 GEOs) contributing fewer GEOs in 2015 than 2014 due to lower production;

•                  partially offset by higher production at Musselwhite (800 GEOs), Detour (738 GEOs), Kirkland Lake (231 GEOs), Golden Highway (340 GEOs) and other Canadian gold assets (222 GEOs).

Latin American gold assets produced 106,561 GEOs, an increase of 64,574 GEOs, or 153.8%, which was due to:

•                  the Candelaria acquisition (64,978 GEOs) and higher production from Cerro San Pedro (684 GEOs) and other Latin American assets (59 GEOs);

•                  partially offset by lower production at Palmarejo (1,147 GEOs).

For the nine months of 2015, 975,919 ounces of silver were converted to GEOs with the majority coming from Candelaria.

Rest of World gold assets produced 54,726 GEOs in the period compared to 56,786 GEOs in 2014, which was due to:

•                  one additional delivery from the Sabodala stream (1,875 GEOs) and higher production from Duketon (410 GEOs), Edikan (305 GEOs) and Cooke 4 (279 GEOs);

•                  offset by lower production at Subika (3,044 GEOs), Tasiast (937 GEOs), MWS (934 GEOs) and other assets (14 GEOs).

PGM GEOs

PGM GEOs produced were 21,812 for the period compared to 30,341 GEOs in 2014. The decrease in GEOs is attributable to lower production from the Sudbury assets (5,535 GEOs) and Stillwater (2,994 GEOs). Actual palladium and platinum production subject to the stream and royalties was lower by 14.0% and 18.4%, respectively, in the nine months of 2015 when compared to 2014.

Other Mineral GEOs

GEOs generated from other minerals decreased to 6,910 GEOs substantially due to lower production from Peculiar Knob, an iron-ore operation in Australia, and Osborne, a nickel operation in Australia.

Revenue

The following table outlines Franco-Nevada’s revenue for the nine months ended September 30, 2015 and 2014, by commodity, geographical location and type of interest:

For the nine months ended September 30,	Revenue
(expressed in millions)	2015	2014	Variance	%
Commodity
Gold	$265.3	$207.1	$58.2	28%
PGM	25.4	39.2	(13.8)	(35)%
Other Minerals	8.0	10.2	(2.2)	(22)%
Oil & Gas	23.6	62.9	(39.3)	(62)%
	$322.3	$319.4	$2.9	1%

Geography
United States	$55.9	$61.5	$(5.6)	(9)%
Canada	70.8	121.1	(50.3)	(42)%
Latin America	126.1	54.0	72.1	134%
Rest of World	69.5	82.8	(13.3)	(16)%
	$322.3	$319.4	$2.9	1%

Type
Revenue-based	$98.8	$117.7	$(18.9)	(16)%
Streams	185.3	126.8	58.5	46%
Profit-based	19.1	48.2	(29.1)	(60)%
Working interests and other	19.1	26.7	(7.6)	(28)%
	$322.3	$319.4	$2.9	1%

Revenue by Commodity

Revenue by Region

Average Precious Metal Commodity Prices

		For the nine months ended September 30,
Nine Month Averages		2015	2014	Variance
Gold[1]	($/oz)	$1,179	$1,288	(8.5)%
Silver[1]	($/oz)	16.02	19.91	(19.5)%
Platinum[2]	($/oz)	1,103	1,437	(23.2)%
Palladium[2]	($/oz)	720	808	(10.9)%
Exchange Rates[3]
CAD		0.7944	0.9138	(13.1)%

1       Based on LBMA prices

2       Based on London PM Fix

3       Based on Bank of Canada noon rates

Gold Revenue

During the nine months of 2015, gold prices continued to experience significant volatility, trading between $1,100/oz and $1,296/oz with an average price of $1,179/oz. This compares to an average gold price of $1,288/oz in the first nine months of 2014. Despite the 8.5% lower average gold price, overall gold revenue increased 28.1% to $265.3 million from $207.1 million for 2014. The increase was attributable primarily to recent acquisitions, Candelaria ($77.3 million) and Fire Creek/Midas ($1.7 million), offset by the lower average gold price and lower production. NPI interests contributed $8.9 million to revenue in the period compared to $14.3 million in 2014.

U.S. assets generated $43.0 million in revenue from $43.6 million in 2014 attributable to:

•                  lower revenue recorded at Goldstrike from both the NPI and NSR ($4.7 million);

•                  partially offset by higher production at Bald Mountain ($2.7 million) and Fire Creek/Midas ($1.7 million), a recent acquisition with lower revenue from other U.S. gold assets ($0.3 million).

Canadian assets generated $31.7 million in revenue in the year, a decrease of $4.4 million, or 12.2% over 2014. The decreases were attributable to:

•                  lower revenue from the Hemlo NPI and NSR ($3.2 million), Sudbury ($1.7 million) and other Canadian gold assets ($0.2 million);

•                  partially offset by higher revenue from Musselwhite ($0.7 million).

Latin American gold assets generated $126.2 million up from $54.0 million in 2014 with:

•                  Candelaria contributing $77.3 million in revenue, or 61.3% of revenue from Latin American gold assets; and

•                  revenue from Palmarejo being lower due to lower production and average gold prices.

Rest of World gold assets generated $64.4 million in revenue compared to $73.4 million in 2014. The 12.3% decrease was primarily due to the lower average gold price as production levels were 3.6% lower in the period when compared to the 2014.

PGM Revenue

The prices for platinum and palladium averaged $1,103/oz and $720/oz, respectively, in the first nine months of 2015, representing decreases of 23.2% and 10.9%, respectively, compared with the average prices for 2014. PGM price volatility remained high in 2015, similar to the volatility of gold prices.

Revenue from PGM assets was $25.4 million compared to $39.2 million for 2014. The decrease is due to a combination of lower production levels at Sudbury and Stillwater and the lower average commodity prices.

Other Mineral Revenue

Other minerals generated $8.0 million in revenue for the first nine months of 2015 compared with $10.2 million for the comparable period of 2014. The decrease is primarily due to lower production and iron-ore prices realized from Peculiar Knob, an iron-ore project in Australia.

Oil & Gas Revenue

	For the nine months ended September 30,
Averages (C$/bbl)	2015		2014		Variance
Edmonton Light	C$	59.14	C$	99.94	(40.8)%
Quality Differential	C$	(7.38)	C$	(8.61)	14.3%
Realized oil price	C$	51.76	C$	91.33	(43.3)%

Oil & gas revenue decreased 62.5% to $23.6 million for the first nine months of 2015 (95% oil and 5% gas) compared with $62.9 million for 2014 (94% oil and 6% gas). The decrease was due to the lower average oil prices and a weaker Canadian dollar with production down 2.5% in the period.

Revenue from the Weyburn Unit for the period decreased to $17.6 million (2014 - $49.7 million) with $10.3 million earned from the NRI (2014 - $33.8 million), $6.1 million earned from the working interest (2014 - $13.2 million) and $1.2 million earned from the overriding royalties (2014 - $2.7 million). Actual realized price from the NRI was C$51.45/boe for the period, down 47.6%, from the average price of C$98.20/boe for the first nine months of 2014.

Costs and Expenses

Costs and expenses were $234.4 million for the first nine months of 2015 compared to $176.5 million in 2014. The following table provides a list of the costs and expenses incurred for the nine months ended September 30, 2015 and 2014.

	Nine months ended September 30,
(expressed in millions)	2015	2014	Variance
Costs of sales	$68.8	$48.2	$20.6
Depletion and depreciation	150.5	114.2	36.3
Corporate administration	12.2	12.0	0.2
Business development	2.8	1.9	0.9
Subtotal	$234.3	$176.3	$58.0
Impairment of royalty interests	0.1	0.2	(0.1)
	$234.4	$176.5	$57.9

Costs of sales, which are comprised of the cost of GEOs purchased under stream agreements, cost of prepaid gold ounces, oil & gas production taxes, operating costs on oil &

gas working interests and net proceeds taxes on mineral interests, were $68.8 million for the first nine months of 2015 compared with $48.2 million for the same period of 2014. The increase of $20.6 million is attributable to the higher cost of stream and prepaid ounces from Candelaria ($24.6 million) and Fire Creek/Midas ($1.6 million); partially offset by the lower cost of stream ounces purchased from Sudbury ($2.7 million), lower oil & gas production taxes and operating costs ($2.4 million) and other ($0.5 million). For the first nine months of 2015, Franco-Nevada received 156,848 GEOs under its stream agreements compared to 98,394 GEOs received in the same period of 2014.

Costs of Sales Reconciliation — Nine Months 2014 to Nine Months 2015

(expressed in millions)

Depletion and depreciation totaled $150.5 million for the period compared to $114.2 million in 2014. The increase of $36.3 million is mostly due to Candelaria ($41.5 million) and Sabodala ($2.1 million), both 2014 acquisitions, as well as higher depletion on Bald Mountain ($4.1 million) due to higher production, and Palmarejo ($1.3 million) due to a change in estimate in late 2014. These increases were partially offset by lower production and the associated depletion on Subika ($3.9 million), oil & gas assets ($3.0 million), MWS ($2.6 million) and Sudbury ($2.1 million).

Depletion Reconciliation — Nine Months 2014 to Nine Months 2015

(expressed in millions)

Corporate administration expenses increased to $12.2 million, representing 3.8% of revenue, from $12.0 million in 2014. Business development expenses were $2.8 million and $1.9 million for the nine months ended September 30, 2015 and 2014, respectively. Timing of incurring these costs typically varies depending upon the level of activity of the business development team and timing of completing transactions.

Foreign Exchange and Other Income/Expenses

Foreign exchange losses and other expenses for the period were $2.9 million compared to other income of $0.9 million in 2014. The following table provides a list of the other income/expenses incurred for the nine months ended September 30, 2015 and 2014.

	Nine months ended September 30,
(expressed in millions)	2015	2014	Variance
Foreign exchange loss	$(3.1)	$(0.5)	$(2.6)
Mark-to-market gain (loss) on warrants	(0.3)	1.5	(1.8)
Loss on sale of gold	(0.4)	(0.1)	(0.3)
Gain on sale of available-for-sale investments	0.9	—	0.9
	$(2.9)	$0.9	$(3.8)

Foreign exchange and other expenses were $2.9 million in the period (2014 — other income of $0.9 million) which was comprised of $3.1 million related to foreign exchange losses on intercompany debt securities and Canadian dollar cash balances (2014 — $0.5 million), $0.3 million in mark-to-market losses related to warrants of small to mid-sized publicly-listed resource companies (2014 — gains of $1.5 million), $0.4 million in losses on the sale of gold bullion (2014 - $0.1 million) and a $0.9 million gain on the sale of available-for-sale investments (2014 — $Nil).

Finance Costs and Finance Income

Finance income was $3.2 million (2014 - $3.0 million) for the period which was earned on our cash equivalents and/or short-term investments.  Finance expenses were $1.5 million (2014 - $1.2 million) consisting of the costs of maintaining our credit facility in addition to the amortization of the initial set-up costs incurred with respect to the facility.  Finance expenses were in line with 2014 and were comprised of standby fees of $1.2 million (2014 - $0.9 million) and amortization of issuance costs were $0.3 million (2014 - $0.3 million).

Income Taxes

Franco-Nevada had an income tax expense of $28.8 million (2014 — $40.1 million) for the period comprised of a current income tax expense of $20.8 million (2014 - $24.8 million) and a deferred income tax expense of $8.0 million (2014 — $15.3 million) related to our Canadian, U.S. and Mexican entities. The Company’s effective tax rate was 34.0%, an increase from 2014, due a change in current and deferred tax rates.

Net Income

Net income for the first nine months of 2015 was $56.0 million, or $0.36 per share, compared with $105.5 million, or $0.71 per share, for 2014. Adjusted Net Income was $65.2 million, or $0.42 per share, compared with $104.8 million, or $0.71 per share, for 2014.

The decrease in Adjusted Net Income was driven primarily by:

•                  higher depletion and costs of sales, due to the Candelaria and Fire Creek/Midas acquisitions;

•                  partially offset by lower income tax expense and higher revenue.

Adjusted Net Income Reconciliation — Nine Months 2014 to Nine Months 2015

(expressed in millions)

Financial Condition Review

Summary Balance Sheet and Key Financial Metrics

(expressed in millions, except ratios)	As at September 30, 2015	As at December 31, 2014
Total cash and cash equivalents	$605.4	$592.5
Current assets	719.3	698.9
Non-current assets	2,592.4	2,768.0
Total assets	$3,311.7	$3,466.9
Current liabilities	21.2	21.1
Non-current liabilities	43.6	40.3
Total liabilities	$64.8	$61.4
Total shareholders’ equity	$3,246.9	$3,405.5
Dividends paid (including DRIP)	96.5	118.0
Debt	—	—
Total common shares outstanding	157.1	156.5
Key Financial Ratios
Working Capital	$698.1	$677.8
Current Ratio	33.9:1	33.1:1
Debt to equity	0:1	0:1

Balance Sheet Review

Total assets were $3,311.7 million at September 30, 2015 compared to $3,466.9 million at December 31, 2014 with the reduction due to a stronger U.S. dollar relative to the Canadian and Australian dollars, partially offset by cash generated from operations. Our asset base is primarily comprised of non-current assets such as our royalty, stream and working interests, and cash and cash equivalents, which reflect our business strategy of growing a diversified portfolio and ensuring cash is available for future acquisitions and dividends.

Total liabilities at September 30, 2015 was $64.8 million, comprised primarily of current and deferred income tax liabilities. Franco-Nevada continues to maintain a financially strong balance sheet with no debt and a large cash balance.

Financial Position, Liquidity and Capital Resources

Operating Cash Flow

Cash provided by operating activities before changes in non-cash assets and liabilities relating to operating activities was $72.4 million and $80.1 million for the three months ended September 30, 2015 and 2014, respectively. The decrease was attributable to higher costs of sales attributable to stream ounces paid in the quarter compared to the same quarter in 2014.

Cash provided by operating activities before changes in non-cash assets and liabilities relating to operating activities was $228.3 million and $238.1 million for the nine months ended September 30, 3015 and 2014, respectively. The decrease was attributable to higher costs of sales attributable to stream ounces paid in 2015 when compared to 2014.

Investing Activities

Cash used in investing activities was $34.9 million for the quarter compared to $7.0 million in the same period of 2014. The increase was due to an increase in the acquisition of mineral interests and investments in the third quarter of 2015 compared to 2014.

For the nine months ended September 30, 2015, cash used in investing activities was $81.8 million compared to $145.1 million in 2014. The decrease is due to fewer mineral interests being acquired in 2015 compared to 2014.

Typically Franco-Nevada invests its excess funds in various term deposits, treasury bills of the U.S. government, Canadian federal and provincial governments and high quality corporate bonds.  As at September 30, 2015, the majority of funds were held in cash deposits with several financial institutions. As at September 30, 2015, the investments had various maturities upon acquisition of up to 92 days and were classified as “cash and cash equivalents”.

Financing Activities

Net cash used in financing activities was $23.2 million for the quarter compared with net cash generated of $458.1 million for 2014. The decrease is due to an equity financing that was completed in the third quarter of 2014 which generated net cash of $479.8 million.

Financing activities used $71.1 million in cash in the first nine months of 2015 which was used to pay dividends. Net cash generated from financing activities in 2014 was $414.7 million and included the proceeds from an equity financing.

Cash Resources and Liquidity

Our performance is impacted by foreign currency fluctuations of the Canadian dollar, Mexican peso and Australian dollar relative to the U.S. dollar. The largest exposure we have is with respect to the Canada/U.S. dollar exchange rate as we hold a significant amount of our assets in Canada and report our results in U.S. dollars.  The effect of this volatility in these currencies against the U.S. dollar impacts our corporate administration, business development expenses and depletion on mineral and oil & gas interests incurred in our Canadian and Australian entities due to their respective functional currencies. For the nine months of 2015, the Canadian dollar traded in a range of $0.7455 to $0.8527, closing the period at $0.7455, the Mexican peso traded in a range of $0.05846 to $0.06866 and the Australian dollar traded between $0.6916 and $0.8211.

Management’s objectives when managing capital are to:

(a)         ensure the preservation and availability of capital by investing in low risk investments with high liquidity; and

(b)         ensure that adequate levels of capital are maintained to meet requirements.

As at September 30, 2015, our cash, cash equivalents and short-term investments totaled $613.9 million (December 31, 2014 - $592.5 million).  In addition, we held investments at September 30, 2015 with a combined value of $112.0 million (December 31, 2014 - $67.1 million), of which $82.2 million was held in publicly traded equity instruments (December 31, 2014 - $62.0 million).  Working capital as at September 30, 2015 was $698.1 million (December 31, 2014 - $677.8 million).

Our near-term cash requirements include funding of the Cobre Panama and Karma stream commitments, corporate administration costs, certain costs of operations, declared dividends and income taxes directly related to the recognition of royalty and stream revenues.  The funding of Antamina and Cobre Panama used a combination of the Company’s cash on hand and proceeds from a partial drawdown of the Company’s credit facility. As at November 11, 2015, the Company had $480.0 million (plus accrued interest) outstanding under the credit facility with net debt of approximately $330.0 million.

We believe with our remaining cash resources, the increased credit facility and future cash flows will be sufficient to cover the costs of our commitments under the various stream agreements, administrative expenses, costs of operations and dividend payments for the foreseeable future.

Ore and refined gold purchase commitments

The following table summarizes Franco-Nevada’s commitments to pay for gold, silver and PGM to which it has the contractual right pursuant to the associated precious metals agreements:

	Attributable Payable
	Production to be Purchased			Per Ounce Cash Payment [1,2]			Term of	Date of
Interest	Gold	Silver	PGM	Gold	Silver	PGM	Agreement[3]	Contract

Antamina	0%	22.5%[4]	0%	n/a	5%[5]	n/a	40 years	7-Oct-15
Candelaria	68%[6]	68%[6]	0%	$400	$4	n/a	40 years	6-Oct-14
Cobre Panama	—%[7]	—%[8]	0%	$400	$6	n/a	45 years	20-Aug-12
Karma	4.875%[9]	0%	0%	20%[10]	n/a	n/a	40 years	11-Aug-14
Palmarejo	50%	0%	0%	$400	n/a	n/a	Life-of-Mine[11]	20-Jan-09
Guadalupe	50%	0%	0%	$800	n/a	n/a	40 years	2-Oct-14
Sabodala	6%[12]	0%	0%	20%[13]	n/a	n/a	40 years	12-Dec-13
MWS	25%	0%	0%	$400	n/a	n/a	40 years[14]	2-Mar-12
Cooke 4	7%	0%	0%	$400	n/a	n/a	40 years	5-Nov-09
Sudbury[15]	50%	0%	50%	$400	n/a	$400	40 years	15-Jul-08

1 - Subject to an annual inflationary adjustment except for Antamina, Karma, Guadalupe and Sabodala.

2 - Should the prevailing market price for gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price, with the exception of Palmarejo.

3 - Subject to successive extensions.

4 - Subject to a fixed payability of 90%. Percentage decreases to 15.0% after 86 million ounces of silver has been delivered under the agreement.

5 - Purchase price is 5% of the average silver price at time of delivery.

6 - Percentage decreases to 40% after 720,000 ounces of gold and 12 million ounces of silver has been delivered under the agreement.

7 - Gold deliveries are indexed to copper in concentrate produced from the project. 120 ounces per 1 million pounds of copper until 808,000 ounces of gold delivered, thereafter 81 ounces per 1 million pounds of copper to 1,716,188 ounces of gold delivered, thereafter 63.4% of the gold in concentrate.

8 - Silver deliveries are indexed to copper in concentrate produced from the project. 1,376 ounces per 1 million pounds of copper until 9,842,000 ounces of silver delivered, thereafter 1,776 ounces per 1 million pounds of copper to 29,731,000 ounces of silver delivered, thereafter 62.1% of the silver in concentrate.

9 - Gold deliveries are fixed at 15,000 ounces per annum until February 28, 2021. Thereafter, percentage is 4.875% of gold produced.

10 — Purchase price is 20% of average gold price at time of delivery.

11 - Agreement is capped at 400,000 ounces of gold.

12 — Gold deliveries are fixed at 1,875 ounces per month until December 31, 2019. Thereafter, percentage is 6% of gold produced.

13 - Purchase price is 20% of prevailing market price at the time of delivery.

14 - Agreement is capped at 312,500 ounces of gold.

15 - The Company is committed to purchase 50% of the precious metals contained in ore from the properties. Cash payment is based on gold equivalent ounces.

Antamina Silver Stream

See details of silver agreement in Corporate section above.

Candelaria Gold and Silver Stream

Franco-Nevada made an additional and final $7.5 million payment to Lundin on July 24, 2015 following the resolution of certain post-closing items pursuant to the Candelaria stream agreement. The amount has been recorded as part of the stream interest.

Karma Gold Stream

On August 11, 2014, Franco-Nevada and Sandstorm Gold Inc. (“Sandstorm”) (collectively, the “parties”) entered into a $120.0 million stream financing agreement with True Gold Mining Inc. (“True Gold”) in exchange for a 6.5% gold stream on True Gold’s Karma project, located in Burkina Faso, West Africa. Under the terms of the agreement, the parties will provide True Gold with $100.0 million in initial funding. The parties will split the agreement 75% to Franco-Nevada and 25% to Sandstorm. Over a period of five years, starting March 31, 2016, True Gold shall deliver to the parties, an aggregate of 20,000 ounces of gold each year, for a total of 100,000 ounces. Thereafter, True Gold shall deliver 6.5% of the gold produced at Karma to the parties. The parties will pay 20% of the spot price of gold to True Gold for each ounce delivered under the agreement. Franco-Nevada has funded $63.4 million of its obligation under the agreement as at November 11, 2015.

In early 2015, True Gold announced that construction of Karma has been suspended due to community protests. Construction activities resumed in July 2015.

Guadalupe Gold Stream

On October 2, 2014, Franco-Nevada acquired a new 50% gold stream on Coeur Mining Inc.’s Palmarejo project located in Mexico. Under the terms of the new agreement, Franco-Nevada will fund a $22.0 million deposit which will be used to partially fund the development of the Guadalupe underground mine and Franco-Nevada will pay the lesser of (i) $800 per ounce; or (ii) the London PM gold fix on the date of delivery for each ounce delivered. The $22.0 million deposit was paid in instalments which commenced on January 15, 2015 and was fully funded as at November 11, 2015. The new gold stream will become effective following the completion of the minimum obligation under Franco-Nevada’s existing Palmarejo gold stream which is expected to be reached by mid-2016.

Cobre Panama Precious Metal Stream

On October 7, 2015, Franco-Nevada announced it had finalized terms of a replacement precious metals stream agreement with First Quantum Minerals Ltd. (“First Quantum”) on its Cobre Panama project. Under the terms of the revised agreement, Franco-Nevada will provide a $1.0 billion deposit against future deliveries of gold and silver from Cobre Panama. The deposit will be funded on a pro-rata basis of 1:3 with First Quantum’s 80% share of the capital costs in excess of $1.0 billion.

Franco-Nevada provided its initial funding of $337.9 million of its $1.0 billion commitment on November 3, 2015 through a combination of available cash and a partial drawdown of its credit facility.

Capital Resources

As of September 30, 2015, the entire amount of $750.0 million, or its Canadian dollar equivalent, was available under the recently amended unsecured credit facility.  Advances under the facility bear interest depending upon the currency of the advance and leverage ratio. We can also draw funds using LIBOR 30-day rates plus 120 basis points under our credit facility. As of November 11, 2015, U.S. and Canadian dollar advances under the facility would bear interest rates of 3.95% and 2.90%, respectively. The Company has drawn $480.0 million under its credit facility to fund portions of the Antamina and Cobre Panama commitments which bears interest at approximately 1.5%.

The Company has entered into an agreement to increase its existing credit facility to $1.0 billion while maintaining a $250.0 million accordion and extending the maturity to November 2020.

Standby fees of $0.5 million (2014 - $0.3 million) and $1.2 million (2014 - $0.9 million) were incurred and paid for the three and nine months ended September 30, 2015, respectively.

Critical Accounting Estimates

The preparation of consolidated financial statements in accordance with IFRS requires the Company to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience. However, actual outcomes may differ from the amounts included in the consolidated financial statements.

Material changes to reserves and/or resources on weighted average cost of capital estimates may be an indication of a potential impairment. It is possible that material changes to these estimates may adversely affect management’s estimate of the recoverable amount of its royalties, streams on working interests and could result in an impairment. Any impairment estimates, which are based on management’s best knowledge of the amounts, events or actions at such time, and actual outcomes may differ from any estimates that are used by management.

Our significant accounting policies and estimates are disclosed in notes 2 and 3 of our most recent annual consolidated financial statements.

Outstanding Share Data

Franco-Nevada is authorized to issue an unlimited number of common and preferred shares.  A detailed description of the rights, privileges, restrictions and conditions attached to the authorized shares is included in our Annual Information Form for the year ended December 31, 2014, a copy of which can be found on SEDAR at www.sedar.com and in our 40-F, a copy of which can be found on EDGAR at www.sec.gov.

As of November 11, 2015, the number of common shares outstanding or issuable pursuant to other outstanding securities is as follows:

Common Shares	Number
Outstanding	157,073,326
Issuable upon exercise of Franco-Nevada warrants(1)	6,510,769
Issuable upon exercise of Franco-Nevada options(2)	2,126,228
Issuable upon exercise of special warrant(3)	2,000,000
Issuable upon vesting of Franco-Nevada RSUs	141,863
Diluted common shares	167,852,186

Notes:

(1)	The warrants have an exercise price of C$75.00 per share and an expiry date of June 16, 2017.

(2)	There were 2,126,228 stock options under our share compensation plan outstanding to directors, officers, employees and others with exercise prices ranging from C$15.20 to C$59.52 per share.
(3)

In connection with the transaction with Taseko Mines Limited, one special warrant was granted to Taseko which will be exchangeable into 2,000,000 purchase share warrants once Taseko’s New Prosperity project gets fully permitted and financed. Each purchase share warrant will entitle Taseko to purchase one Franco-Nevada common share at a price of C$75.00 per share before June 16, 2017. New Prosperity’s most recent permit application was denied earlier in 2014.

Franco-Nevada has not issued any preferred shares.

Risk Factors

The following discussion pertains to the outlook and conditions currently known to management which could have a material impact on the financial condition and results of operations.  This discussion, by its nature, is not all-inclusive.  It is not a guarantee that other factors will or will not affect Franco-Nevada in the future.  For additional information with respect to risks and uncertainties, please also refer to the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on SEDAR at www.sedar.com and our most recent Form 40-F filed with the Securities and Exchange Commission on EDGAR at www.sec.gov.

Fluctuation in Commodity Prices

Commodity prices have fluctuated widely in recent years.  The marketability and price of metals, minerals and oil & gas on properties for which we hold interests will be influenced by numerous factors beyond our control and which may have a material and adverse effect on our profitability, results of operations and financial condition.

Significance of Antamina, Candelaria, Weyburn Unit and Palmarejo

The Antamina silver stream, the Candelaria gold and silver stream, the Cobre Panama gold and silver stream, the Weyburn Unit and, while the minimum obligation remains outstanding, the Palmarejo gold stream, are expected to be significant revenue-producers to Franco-Nevada.  As a result, any adverse issues associated with financial viability, production and/or the recoverability of reserves from these operations and the associated portions over which we have a stream and/or royalty interests, could have material and adverse effects on our profitability, results of operations and financial condition. The existing minimum royalty under the Palmarejo gold stream to deliver 50,000 ounces per annum, payable monthly, is projected to reach its 400,000 ounce cap sometime in 2016.

Foreign Currency Fluctuations

Franco-Nevada’s royalty/stream interests are subject to foreign currency fluctuations and inflationary pressures, which may have a material and adverse effect on our profitability, results of operations and financial condition.  There can be no assurance that the steps taken by management to address variations in foreign exchange rates will eliminate the risk of all adverse effects and, accordingly, we may suffer losses due to foreign currency rate fluctuations.

Franco-Nevada operates on an international basis and, therefore, foreign exchange risk and foreign currency translation risk exposures arise from the translation of transactions denominated in a foreign currency. During the first six months of 2015, the foreign exchange risk for its Canadian, Australian and Mexican operations arose primarily with respect to the U.S. dollar.

Internal Control Over Financial Reporting and Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining Franco-Nevada’s internal control over financial reporting and other financial disclosure and our disclosure controls and procedures.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.  Franco-Nevada’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Franco-Nevada; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of Franco-Nevada are being made only in accordance with authorizations of management and directors of Franco-Nevada; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Franco-Nevada’s assets that could have a material effect on Franco-Nevada’s financial statements. Internal control over other financial disclosure is a process designed to ensure that other financial information included in this MD&A, fairly represents in all material respects the financial condition, results of operations and cash flows of Franco-Nevada for the periods presented in this MD&A.

Franco-Nevada’s disclosure controls and procedures are designed to provide reasonable assurance that material information relating to Franco-Nevada, including its consolidated subsidiaries, is made known to management by others within those entities, particularly during the period in which this report is prepared and that information required to be disclosed by Franco-Nevada in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.

For the three and nine months ended September 30, 2015, there has been no change in Franco-Nevada’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Franco-Nevada’s internal control over financial reporting.

Non-IFRS Financial Measures

Adjusted EBITDA and Adjusted EBITDA per share

Adjusted EBITDA and Adjusted EBITDA per share are non-IFRS financial measures, which exclude the following from net income and earnings per share (“EPS”):

•                  Income tax expense/recovery;

•                  Finance expenses;

•                  Finance income;

•                  Foreign exchange gains/losses and other income/expenses;

•                  Gains/losses on the sale of investments;

•                  Impairment charges related to royalty, stream and working interests and investments;

•                  Depletion and depreciation; and

•                  Non-cash costs of sales.

Management uses Adjusted EBITDA and Adjusted EBITDA per share to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, and to assist with the planning and forecasting of future operating results. Management believes that Adjusted EBITDA and Adjusted EBITDA per share allow investors and analysts to better evaluate the results of the underlying business of the Company. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted EBITDA and Adjusted EBITDA per share are useful measures of the Company’s performance because foreign exchange, gains/losses on sale of investments and impairment charges do not reflect the underlying operating performance of our business and are not necessarily indicative of future operating results. Adjusted EBITDA and Adjusted EBITDA per share are intended to provide additional information to investors and analysts, do not have any standardized meaning under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Reconciliation of Net Income to Adjusted EBITDA:

	Three months ended September 30,		Nine months ended September 30,
(expressed in millions, except per share amounts)	2015	2014	2015	2014
Net Income	$15.2	$33.2	$56.0	$105.5
Income tax expense	8.5	13.0	28.8	40.1
Finance costs	0.6	0.4	1.5	1.2
Finance income	(1.3)	(1.2)	(3.2)	(3.0)
Depletion and depreciation	49.7	38.5	150.5	114.2
Non-cash costs of sales	1.7	3.4	5.0	3.4
Impairment of royalty, stream and working interests	—	0.2	—	0.2
Foreign exchange (gains)/losses and other (income)/expenses	1.7	1.2	2.9	(0.9)
Impairment of investments	1.9	—	1.9	—
Adjusted EBITDA	$78.0	$88.7	$243.4	$260.7
Basic Weighted Average Shares Outstanding	156.9	151.1	156.8	148.6
Basic EPS	$0.10	$0.22	$0.36	$0.71
Income tax expense	0.05	0.09	0.18	0.27
Finance costs	0.01	—	0.01	0.01
Finance income	(0.01)	(0.01)	(0.02)	(0.02)
Depletion and depreciation	0.32	0.25	0.96	0.77
Non-cash costs of sales	0.01	0.02	0.03	0.02
Foreign exchange (gains)/losses and other (income)/expenses	0.01	0.01	0.02	(0.01)
Impairment of investments	0.01	—	0.01	—
Adjusted EBITDA per share	$0.50	$0.59	$1.55	$1.75

Margin

Margin is a non-IFRS financial measure which is defined by the Company as Adjusted EBITDA divided by revenue. Management uses Margin to evaluate the performance of the Company’s portfolio and we believe Margin provides a meaningful measure for investors and analysts to evaluate our overall ability to generate cash flow from our royalty, stream and working interests. Margin is intended to provide additional information, does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for a measure of performance in accordance with IFRS.

Reconciliation of Net Income to Margin:

(expressed in millions, except per share amounts	Three months ended September 30,		Nine months ended September 30,
and Margin)	2015	2014	2015	2014
Net Income	$15.2	$33.2	$56.0	$105.5
Income tax expense	8.5	13.0	28.8	40.1
Finance costs	0.6	0.4	1.5	1.2
Finance income	(1.3)	(1.2)	(3.2)	(3.0)
Depletion and depreciation	49.7	38.5	150.5	114.2
Non-cash costs of sales	1.7	3.4	5.0	3.4
Impairment of royalty, stream and working interests	—	0.2	—	0.2
Foreign exchange (gains)/losses and other (income)/expenses	1.7	1.2	2.9	(0.9)
Impairment of investments	1.9	—	1.9	—
Adjusted EBITDA	$78.0	$88.7	$243.4	$260.7
Revenue	103.7	107.6	322.3	319.4
Margin	75.2%	82.4%	75.5%	81.6%

Adjusted Net Income and Adjusted Net Income per share

Adjusted Net Income and Adjusted Net Income per share are non-IFRS financial measures, which exclude the following from net income and EPS:

•                  Foreign exchange gains/losses and other income/expenses;

•                  Gains/losses on the sale of investments;

•                  Impairment charges related to royalty, stream and working interests and investments;

•                  Unusual non-recurring items; and

•                  Impact of income taxes on these items.

Management uses Adjusted Net Income and Adjusted Net Income per share to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, and to assist with the planning and forecasting of future operating results. Management believes that Adjusted Net Income and Adjusted Net Income per share allow investors and analysts to better evaluate the results of the underlying business of the Company. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted Net Income and Adjusted Net Income per share are useful measures of the Company’s performance because foreign exchange, gains/losses on sale of investments and impairment charges do not reflect the underlying operating performance of our business and are not necessarily indicative of future operating results. Adjusted Net Income and Adjusted Net Income per share are intended to provide additional information to investors and analysts, do not have any standardized meaning under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Reconciliation of Net Income to Adjusted Net Income:

	Three months ended September 30,		Nine months ended September 30,
(expressed in millions, except per share amounts)	2015	2014	2015	2014
Net Income	$15.2	$33.2	$56.0	$105.5
Foreign exchange (gains)/losses and other (Income)/expenses, net of income tax[1]	2.5	0.5	5.2	0.5
Mark-to-market changes on derivatives, net of income tax[2]	—	0.7	0.2	(1.3)
Impairment of royalty interest, net of income tax	—	0.1		0.1
Impairment of investments, net of income tax[3]	1.7	—	1.7	—
Gain on sale of investments, net of income tax[4]	—	—	(0.6)	—
Valuation allowance	—	—	0.9	—
Indexation tax adjustment	—	—	(0.4)	—
Impact of tax rate increase	—	—	2.2	—
Adjusted Net Income	$19.4	$34.5	$65.2	$104.8
Basic Weighted Average Shares Outstanding	156.9	151.1	156.8	148.6
Basic EPS	$0.10	$0.22	$0.36	$0.71
Foreign exchange(gains)/losses and other (income)/expenses, net of income tax	0.02	—	0.03	0.01
Mark-to-market changes on derivatives, net of income tax	—	0.01	—	(0.01)
Impairment of investments, net of income tax	0.01	—	0.01	—
Gain on sale of investments, net of income tax	—	—	(0.01)	—
Valuation allowance	—	—	0.01	—
Impact of tax rate increase	—	—	0.02	—
Adjusted Net Income per share	$0.12	$0.23	$0.42	$0.71

1     Income tax impact on foreign exchange (gains)/losses was $1.2 million (2014 - $0.1 million) and $2.1 million (2014 - $0.1 million).

2     Income tax impact on mark-to-market changes was $Nil (2014 - $0.1 million) and $Nil (2014 - $0.2 million).

3     Income tax impact on impairment of investments was $0.2 million (2014 - $Nil) and $0.2 million (2014 - $Nil).

4     Income tax impact on the gain on sale of investments was $Nil (2014 - $Nil) and $0.3 million (2014 - $Nil).

Cautionary Statement on Forward Looking Information

This MD&A contains “forward looking information” and “forward looking statements” within the meaning of applicable Canadian securities laws and the U.S. Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces are forward looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Such forward looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward looking statements. A number of factors could cause actual events or results to differ materially from any forward looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Company is determined to have PFIC status; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; actual mineral content may differ from the reserves and resources contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; and the integration of acquired assets.  The forward looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of our PFIC status; no material changes to existing tax treatment; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and investors are cautioned that forward looking statements are not guarantees of future performance. Franco-Nevada cannot assure investors that actual results will be consistent with these forward looking statements. Accordingly, investors should not place undue reliance on forward looking statements due to the inherent uncertainty therein.  For additional information with respect to risks, uncertainties and assumptions, please refer to the “Risk Factors” section of this MD&A as well as Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and contained in Franco-Nevada’s Form 40-F filed with the SEC on www.sec.gov.  The forward looking statements herein are made as of the date of this MD&A only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.